SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                      For the Year Ended December 31, 1997

                Seneca Foods Corporation Employees' Savings Plan
                            (Full title of the Plan)


                            Seneca Foods Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                 1162 Pittsford-Victor Road, Pittsford, New York
                      14534 (Address of principal executive
                                     office)

                              REQUIRED INFORMATION


1. Plan financial statements and schedules examined by an independent accountant prepared in accordance with financial reporting requirements of ERISA.

         See accompanying index on page 3.

2.       Signature

3.       Exhibit

         Exhibit 1 - Consent of Independent Accountants

SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

Financial Statements as of and for the Years Ended December 31, 1997 and 1996, Supplemental Schedules as of and for the Year Ended December 31, 1997 and Independent Auditors' Report

SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL  STATEMENTS  AS OF  DECEMBER  31, 1997 AND 1996 AND FOR THE YEARS THEN
   ENDED:

   Statements of Net Assets Available for Benefits                            2

   Statements of Changes in Net Assets Available for Benefits                 3

   Notes to Financial Statements                                            4-6



SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1997 AND FOR THE YEAR THEN ENDED:

   Item 27a - Schedule of Assets Held for Investment Purposes                 7
   Item 27d - Schedule of Reportable Transactions                             8

SUPPLEMENTAL SCHEDULES OMITTED:
   The following supplemental schedules are excluded because of the absence of conditions under which they are required:

   Item 27b - Schedule of Loans or Fixed Income Obligations
   Item 27c - Schedule of Leases in Default or Classified as Uncollectible
   Item 27e - Schedule of Nonexempt Transactions

INDEPENDENT AUDITORS' REPORT


To Seneca Foods Corporation
Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Seneca Foods Corporation Employees' Savings Plan ("the Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1997 financial statements taken as a whole.




/s/Deloitte & Touche LLP
Rochester, New York
June 12, 1998

SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------------------------------------------------------------


                                                                                          1997              1996
                                                                                          ----              ----

ASSETS

INVESTMENTS:
  At fair value:
    Seneca Foods Corporation common stock                                                   $ 269,967           $ 2,135
    INVESCO Stable Value Fund                                                               1,642,732         1,183,852
    Vanguard Wellington Fund                                                                3,026,926         1,754,503
    T. Rowe Price Equity Income Fund                                                        2,911,550         1,492,167
    Neuberger & Berman Guardian Fund                                                        2,836,776         1,734,044
                                                                                           ----------         ---------
        Total investments                                                                  10,687,951         6,166,701
                                                                                           ----------         ---------
CONTRIBUTIONS RECEIVABLE:
  Employee                                                                                    295,645           239,949
  Employer                                                                                    791,135           195,882
                                                                                            ---------           -------
        Total contributions receivable                                                      1,086,780           435,831

NET ASSETS AVAILABLE FOR BENEFITS                                                        $ 11,774,731       $ 6,602,532
                                                                                         ============       ===========

See notes to financial statements.

SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------------------------------------------------------------


                                                                                          1997              1996
                                                                                          ----              ----

ADDITIONS:
  Participant contributions                                                               $ 3,408,184       $ 2,564,162
  Employer contributions                                                                      806,386           195,882
  Net appreciation in fair value of investments                                             1,174,854           537,483
  Dividend  income                                                                            257,579           161,138
                                                                                           ----------         ---------
        Total additions                                                                     5,647,003         3,458,665

DEDUCTIONS:
  Withdrawals by participants                                                                 409,231           282,198
  Administrative expenses                                                                      65,573            36,748
                                                                                             --------          --------
        Total deductions                                                                      474,804           318,946

NET INCREASE                                                                                5,172,199         3,139,719

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                                         6,602,532         3,462,813
                                                                                            ---------         ---------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                                            $ 11,774,731       $ 6,602,532
                                                                                         ============       ===========

See notes to financial statements.

SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------



1.    DESCRIPTION OF PLAN

      The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Contributions - Participants may elect to contribute, on a pre-tax basis (elective deferrals), from 1% to 15% of their compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Effective in 1996, the Company may contribute additional amounts at the discretion of the Company's Board of Directors. Such amounts are allocated based on the participants pro rata share of total participating payroll.

      Vesting  -   Participants   are   immediately   vested  in  all   elective
contributions and related earnings.

      Payment of Benefits - After termination of service, the participant's account balance is generally distributed in a lump sum.

      Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Administrator shall determine the method of distribution of the participants' accounts in accordance with the provisions of the plan.

      Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) additional Company contributions (if any), and (b) Plan earnings, and is also charged with an administrative expense of $9 per quarter. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

      Valuation of Investments - All investments are valued at fair value as determined by quoted market prices.

      Payment of Benefits - Benefits are recorded when paid. As of December 31, 1997 and 1996 net assets available for benefits included benefits of $-0-and $8,347, respectively, due to participants who have withdrawn from participation in the Plan.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.    INFORMATION BY FUND

      The Plan's investments are held with the Plan Trustee. The following table presents the statement of changes in net assets available for benefits, by fund, for the years ended December 31, 1997 and 1996. The 1996 information has been revised to conform with the 1997 information. For purposes of this information, contributions receivable have been allocated to the invested assets.

                                                                                    Neuberger
                                        INVESCO        Vanguard       T. Rowe        & Berman
                           Seneca        Stable       Wellington    Price Equity     Guardian
                           Stock       Value Fund        Fund       Income Fund        Fund           Total

Account value,
  January 1, 1996                $ -      $ 760,239      $ 992,923      $ 773,357      $ 936,294     $ 3,462,813

Contributions                  2,597        506,892        793,133        673,749        783,673       2,760,044
Dividend income                    -         54,346         58,454         34,528         13,810         161,138
Net (depreciation)
  appreciation in fair
  value                         (201)            -         151,061        173,988        212,635         537,483
                               -----      ---------      ---------      ---------      ---------       ---------
                               2,396      1,321,477      1,995,571      1,655,622      1,946,412       6,921,478
                               -----      ---------      ---------      ---------      ---------       ---------
Less:
  Benefits paid to
    participants                   -         66,699         89,664         66,039         59,796         282,198
  Administrative
    expenses                     109          8,203         10,698          8,443          9,295          36,748
                               -----      ---------      ---------       --------       --------        --------
                                 109         74,902        100,362         74,482         69,091         318,946

Transfers                         -          20,946        (16,707)        16,485        (20,724)             -
                               -----      ---------      ---------      ---------      ---------       ---------
Account value,
  December 31, 1996            2,287      1,267,521      1,878,502      1,597,625      1,856,597       6,602,532

Contributions                300,699        644,484      1,119,548      1,096,467      1,053,372       4,214,570
Dividend income                    -         89,278         97,382         59,451         11,468         257,579
Net (depreciation)
  appreciation in fair
  value                       (7,645)            -         385,098        483,957        313,444       1,174,854
                               -----      ---------      ---------      ---------      ---------       ---------
                             295,341      2,001,283      3,480,530      3,237,500      3,234,881      12,249,535
Less:
  Benefits paid to
    participants               4,110         66,214        119,570        100,272        119,065         409,231
  Administrative
    expenses                   3,697         11,861         18,163         15,973         15,879          65,573
                               -----      ---------      ---------      ---------      ---------       ---------
                               7,807         78,075        137,733        116,245        134,944         474,804

Transfers                      9,885       (113,438)        (8,085)        86,349         25,289              -
                               -----      ---------      ---------      ---------      ---------       ---------
Account value,
  December 31, 1997        $ 297,419    $ 1,809,770    $ 3,334,712    $ 3,207,604    $ 3,125,226    $ 11,774,731
                           =========    ===========    ===========    ===========    ===========    ============



4.    TAX STATUS

      The Plan was established under Prototype Plan, but has been amended. The Plan has not received a determination letter on the amended plan, however, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------


                                                c. Description of Investment
          b. Identity of Issue,                   Including Maturity Date,
             Borrower, Lessor                   Rate of Interest, Collateral,                            e. Current
             or Similar Party                       Par or Maturity Value               d. Cost                Value


Seneca Unitized Fund                                    28,873 shares                      $ 277,359          $ 269,967

INVESCO Stable Value Fund                              1,642,732 units                     1,642,732          1,642,732

Vanguard Wellington Fund                               102,782 shares                      2,708,201          3,026,926

T. Rowe Price Equity Income Fund                       111,682 shares                      2,513,825          2,911,550

Neuberger & Berman Guardian Fund                       163,975 shares                      2,556,911          2,836,776
                                                                                         -----------       ------------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                                $ 9,699,028       $ 10,687,951
                                                                                         ===========       ============

Note:  Column a is omitted as it is not applicable.


SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------


SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS
OF 5% OF THE CURRENT VALUE OF PLAN ASSETS


                                                                                                     h.   Current
    a. Identity of Party Involved                                                                         Value of
      b. Description of Assets                                                                            Asset on        i.   Net
      (including interest rate            c.   Purchase        d.  Selling       g.     Cost            Transaction          Gain or
   and maturity in case of a loan)              Price               Price             of Asset              Date              (Loss)


                                      NONE


SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS


                                                                                                     h.   Current
    a. Identity of Party Involved                                                                         Value of
      b. Description of Assets                                                                            Asset on        i.   Net
      (including interest rate            c.   Purchase        d.  Selling       g.     Cost            Transaction          Gain or
   and maturity in case of a loan)              Price               Price             of Asset              Date              (Loss)

INVESCO Stable Value Fund                        $ 769,811                $ -           $ 769,811           $ 769,811          $ -
Vanguard Wellington Fund                       $ 1,249,163                $ -         $ 1,249,163         $ 1,249,163          $ -
T. Rowe Price Equity Income Fund               $ 1,296,833                $ -         $ 1,296,833         $ 1,296,833          $ -
Neuberger & Berman Guardian Fund               $ 1,206,235                $ -         $ 1,206,235         $ 1,206,235          $ -


Note:  Columns e and f are omitted as not applicable.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





                            Seneca Foods Corporation
                             Employees' Savings Plan
                                 (Name of Plan)



                                                    /s/Kraig H. Kayser
                                                    -----------------------
June 30, 1998                                       Kraig H. Kayser
                                                    Trustee of Seneca Foods
                                                    Corporation Employees'
                                                    Savings Plan

                                  Exhibit Index

Exhibit 1 - Consent of Independent Accountants